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SEC FILE NUMBER
8- 67673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonnade Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Cleveland Street, Suite 272
(No. and Street)

Clearwater (City) Florida (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gina Cocking 312-425-8145 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gina Cocking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonnade Securities, LLC, as of June 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

DANIELLE CHRISTINE FLYNN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 29, 2023

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulations S-X).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLONNADE SECURITIES LLC
Chicago, Illinois

FINANCIAL STATEMENTS

Including Report of Independent
Registered Public Accounting Firm

As of and for the Year Ended June 30, 2021

**(Filed as CONFIDENTIAL Information
Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)**

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Colonnade Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colonnade Securities, LLC, as of June 30, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colonnade Securities, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Colonnade Securities, LLC's management. Our responsibility is to express an opinion on Colonnade Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colonnade Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession and Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Colonnade Securities, LLC's financial statements. The supplemental information is the responsibility of Colonnade Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession and Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Colonnade Securities, LLC.'s auditor since 2015.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 17, 2021

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
For the Year Ended June 30, 2021

ASSETS

ASSETS	
Cash and Cash Equivalents	$420,023
Accounts Receivable	550,000
TOTAL ASSETS	**$970,023**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES AND EQUITY	
Accounts Payable	$2,515
Deferred Revenue	163,890
Total Liabilities	**166,405**
MEMBER'S EQUITY	803,618
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$970,023**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF INCOME
For the Year Ended June 30, 2021

REVENUES	
Investment Banking Fees	$ 4,164,647
OPERATING EXPENSES	
Shared Service Expenses	738,264
Professional Fees	0
Other Operating Expenses	29,409
Total Operating Expenses	767,673
NET INCOME	**$ 3,396,973**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2021

BALANCE, July 1, 2020	$496,644
Net Income	3,396,973
Member Distributions	(3,090,000)
BALANCE, June 30, 2021	**$803,617**

COLONNADE SECURITIES LLC

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$3,396,973
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts Receivable	(250,000)
Accounts Payable	(13,752)
Deferred Revenue	41,529
Net Cash Provided by Operating Activities	**3,174,750**
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(3,090,000)
Net Cash Provided by Financing Activities	**(3,090,000)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**84,750**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	335,273
CASH AND CASH EQUIVALENTS, END OF YEAR	**$420,023**

NOTE 1 - Nature of Operations

Colonnade Securities LLC (the Company) was formed in August 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is approved as a FINRA/SEC member firm. As a capital acquisitions broker, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment Banking Fees

Investment banking fees include fees earned from providing merger and acquisition and financial restructuring advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success-based fees, which are recognized only after they have been earned.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, know and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible. On June 30, 2021, there was an accounts receivable balance of $550,000, and no allowance for doubtful accounts was necessary.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than

not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2021. Income tax returns have been filed for the calendar year ending December 31, 2020. Income Tax Returns filed or to be filed by the Company's sole member for the years ended June 30, 2017 through 2020 remain open and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 - Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2021, the member provided office space and various administrative and operating services to the Company for $738,264.

NOTE 4 - Concentrations

During the year ended June 30, 2021, the Company had six clients that accounted for 80% of revenues. The Company had $450,000 in accounts receivable from one of these clients on June 30, 2021.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2021, the Company had net capital of $253,618 which was $242,524 in excess of its minimum required net capital of $11,094. The Company's aggregate indebtedness for the year ended June 30, 2020 was 0.6561 to 1.

NOTE 6- Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers. This standard has been amended five times with the issuance of additional ASUs. The Company has adopted this standard as amended as of July 1, 2018 as required by the standard.

Revenues from retainer fees are recognized over time and totaled $308,471 for the current year. Revenues from success fees, discretionary fees and earnout fees for the current year were $3,856,148.

Beginning balance of Deferred Revenues was $122,362. Net customer receipts during the year recorded in Deferred Revenues totaled $350,000. Amounts removed from deferred revenues and recognized as revenues totaled $308,471 resulting in the ending balance of Deferred Revenues of $163,891.

Significant Judgments
Revenue from contracts with customers includes fees for advisory services on mergers and acquisitions (M&A) and capital raises. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
M&A advisory fees. The Company provides advisory services on M&A. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Success fees, discretionary fees, and earnout fees are recognized at the point in time when it is probable that a significant reversal of those revenues would not occur in a future period which is normally on the closing date of the transaction or when the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities are recognized into revenue as the services are provided to the customer.

Note 7 – Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

SUPPLEMENTAL INFORMATION

COLONNADE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended June 30, 2021

AGGREGATE INDEBTEDNESS	
Accounts Payable	$166,405
Total Aggregate Indebtedness	**$166,405**
Minimum required net capital (based on aggregate indebtedness)	11,094
NET CAPITAL	
Member's Equity	$803,618
Deductions	0
Non-allowable Assets	550,000
Net Capital	**$253,618**
Net Capital Requirement (Minimum)	11,094
Capital in Excess of Minimum Requirement	242,524
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.6561 : 1**

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a-5, Part IIA.

COLONNADE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2021

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Colonnade Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Colonnade Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colonnade Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(i) (the "exemption provisions") and (2) Colonnade Securities, LLC stated that Colonnade Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Colonnade Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colonnade Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 17, 2021

COLONNADE SECURITIES LLC
600 Cleveland Street, Suite 272
Clearwater, FL 33755

Exemption Report

July 23, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Securities LLC claims exemption from SEC Rule 15c3-3 under paragraph(k)(2)(i) for the period from July 1, 2020 through June 30, 2021 because we do not hold customer funds or safekeep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Colonnade Securities met the exemption provisions under SEC Rule 15c3-3 paragraph(k)(2)(i) for the period July 1, 2020 through June 30, 2021, without exception.

Kindest regards,

Gina M. Cocking

Gina M. Cocking
CEO